Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008
(Thousands of Dollars)

Income from continuing operations before interest charges and income taxes	$113,875	$118,424	$107,986	$126,517	$113,228
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,591	1,799	1,825	1,833	1,691
Total Earnings	$115,466	$120,223	$109,811	$128,350	$114,919

Interest on long-term debt – Laclede Gas	$22,958	$23,161	$24,583	$24,583	$19,851
Other Interest	1,988	2,256	2,269	5,163	9,626
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,591	1,799	1,825	1,833	1,691
Total Fixed Charges	$26,537	$27,216	$28,677	$31,579	$31,168

Ratio of Earnings to Fixed Charges	4.35	4.42	3.83	4.06	3.69